Exhibit 99.2

Galmed Pharmaceuticals Ltd. Announces Proposed Public Offering of Ordinary Shares

TEL AVIV, Israel, June 18, 2018. Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company focused on the development of the liver targeted SCD1 modulator Aramchol™, a once-daily, oral therapy for the treatment of nonalcoholic steatohepatitis, or NASH, today announced that it intends to offer and sell, subject to market and other conditions, ordinary shares in an underwritten public offering to raise aggregate proceeds of approximately $75,000,000. In addition, Galmed intends to grant the underwriters a 30-day option to purchase up to an additional 15% of the ordinary shares sold in the offering, at the public offering price, less the underwriting discounts and commissions. There can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering. All of the ordinary shares in the offering are being sold by Galmed. Galmed intends to use the net proceeds from the offering for continued development of Aramchol, development of new programs, business development activities and general corporate purposes.

Stifel, SunTrust Robinson Humphrey and Cantor Fitzgerald are acting as the book-running managers for the offering. Raymond James and Roth Capital Partners are acting as co-lead managers, and Maxim Group LLC and Seaport Global Securities are acting as co-managers for the offering.

The ordinary shares described above are being offered by Galmed pursuant to its shelf registration statement on Form F-3 previously filed with the Securities and Exchange Commission (SEC) and declared effective by the SEC on April 2, 2018. A preliminary prospectus supplement and accompanying prospectus relating to and describing the terms of the offering will be filed with the SEC and will be available on the SEC’s website. Copies of the preliminary prospectus supplement (when available) and accompanying prospectus may be obtained from Stifel at Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, CA 94104, or by telephone at (415) 364-2720, or by email at syndprospectus@stifel.com, SunTrust Robinson Humphrey at Attention: Prospectus Department, 3333 Peachtree Road NE, 9th Floor, Atlanta, GA 30326, or by telephone at (404) 926-5744 or by email at strh.prospectus@suntrust.com or Cantor Fitzgerald & Co., Attention: Capital Markets, 499 Park Avenue, 6th Floor, New York, NY 10022 or by e-mail at prospectus@cantor.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. Any offer, if at all, will be made only by means of the prospectus supplement and accompanying prospectus forming a part of the effective registration statement.

About Galmed Pharmaceuticals Ltd.

Galmed is a clinical-stage biopharmaceutical company focused on the development of Aramchol, a first in class, novel, once-daily, oral therapy for the treatment of NASH for variable populations. Galmed has recently announced top-line results of its ARREST Study, a multicenter, randomized, double blind, placebo-controlled Phase IIb clinical study designed to evaluate the efficacy and safety of Aramchol in subjects with NASH, who are overweight or obese, and who are pre-diabetic or type-II-diabetic. More information about the ARREST Study may be found on ClinicalTrials.gov identifier: NCT02279524.

Cautionary Note Regarding Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to Galmed's objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Galmed intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as "believes," "hopes," "may," "anticipates," "should," "intends," "plans," "will," "expects," "estimates," "projects," "positioned," "strategy" and similar expressions and are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Factors that may cause such a difference include, without limitation, risks and uncertainties related to whether or not we will be able to raise capital through the sale of our ordinary shares, the final terms of the proposed offering, market and other conditions, the satisfaction of customary closing conditions related to the proposed public offering and the impact of general economic, industry or political conditions in the United States or internationally. More detailed information about the risks and uncertainties affecting Galmed is contained under the heading "Risk Factors" included in Galmed's most recent Annual Report on Form 20-F filed with the SEC on March 13, 2018, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect Galmed's current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

bob@lifesciadvisors.com

Guy Nehemya,

Vice President, Operations

Galmed Pharmaceuticals Ltd.

guy@galmedpharma.com